UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vanda Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

921659108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 921659108

1.	Names of Reporting Persons Versant Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 921659108

1.	Names of Reporting Persons Herriot Tabuteau

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0 shares of Common Stock

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 921659108

Item 1.
	(a)	Name of Issuer Vanda Pharmaceuticals Inc.
	(b)	Address of Issuer’s Principal Executive Offices 9605 Medical Center Drive Suite 300 Rockville, MD 20850

Item 2.
	(a)	Name of Person Filing Versant Capital Management LLC Herriot Tabuteau
(b)

Address of Principal Business Office or, if none, Residence
Versant Capital Management LLC

45 Rockefeller Plaza

Suite 2074

New York, New York 10111

Herriot Tabuteau

c/o Versant Capital Management LLC

45 Rockefeller Plaza

Suite 2074

New York, New York 10111

	(c)	Citizenship See Item 4 of cover pages
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 921659108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 921659108

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Versant Capital Management LLC: 0 shares Herriot Tabuteau: 0 shares
(b) Percent of class: Versant Capital Management LLC: 0.00% Herriot Tabuteau: 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Versant Capital Management LLC: 0 Herriot Tabuteau: 0
(ii) Shared power to vote or to direct the vote Versant Capital Management LLC: 0 Herriot Tabuteau: 0
(iii) Sole power to dispose or to direct the disposition of Versant Capital Management LLC: 0 Herriot Tabuteau: 0
(iv) Shared power to dispose or to direct the disposition of Versant Capital Management LLC: 0 Herriot Tabuteau: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 921659108

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2008

VERSANT CAPITAL MANAGEMENT LLC.

	By:	/s/ Herriot Tabuteau
		Name:	Herriot Tabuteau
		Title:	Managing Member

/s/ Herriot Tabuteau
Herriot Tabuteau

CUSIP No. 921659108

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 6th day of March, 2008, among Versant Capital Management LLC and Herriot Tabuteau (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.                                       Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Vanda Pharmaceuticals Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.                                       Each of the Reporting Persons is eligible to use Schedule 13G for the filing of information contained therein.

3.                                       Each of the Reporting Persons is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Versant Capital Management LLC

By:	/s/ Herriot Tabuteau
	Name:	Herriot Tabuteau
	Title:	Managing Member

/s/ Herriot Tabuteau
Herriot Tabuteau

CUSIP No. 921659108

Appendix 1

Address of principal business office and citizenship or place of organization of each Reporting Person required by Items 2(b) and (c).

NAME OF PERSON FILING	ADDRESS OF PRINCIPAL BUSINESS OFFICE	CITIZENSHIP OR PLACE OF ORGANIZATION

Versant Capital Management LLC	45 Rockefeller Plaza Suite 2074 New York, New York 10111	Delaware limited Liability Company

Herriot Tabuteau	c/o Antecip Capital LLC 630 5th Avenue Suite 2074 New York, New York 10111	United States citizen